SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2017

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

América Móvil’s fourth quarter of
2016 financial and operating report

Mexico City, February 2, 2017 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX, AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the fourth quarter of 2016.

The postpaid base was up 5.3% year-on-year on the mobile platform after net additions of 1.3 million in the quarter, while the prepaid base was down 3.7% after net disconnections of 4.7 million subs. This figure reflects adjustments in churn policy in Brazil, Panama, Costa Rica, Croatia and Macedonia.

On the fixed line platform, RGUs were up 2.6% year-on-year, driven by broadband and PayTV accesses that rose 7.4% and 1.9% respectively.

At the end of 2016 we had 363 million access lines, 0.8% less than a year before, of which 281 million were wireless subscribers.

Fourth quarter revenues of 269 billion pesos rose 16.9% year-on-year in Mexican peso terms and 3.7% at constant exchange rates. Service revenues increased 0.7%, their best showing in the year, on the back of mobile data revenues, up 11.7%.

EBITDA came in at 65.7 billion pesos, 2.9% higher than last year in Mexican peso terms. At constant exchange rates EBITDA was down 8.1%. As service revenues recover, EBITDA growth will stabilize in relative terms.

Our operating profits of 25.8 billion pesos in the quarter declined 20.1% annually. Comprehensive financing costs totaled 28.2 billion pesos and after taxes, we reported a net loss of 6.0 billion pesos in the period.

In 2016, capital expenditures reached 154 billion pesos and our net shareholder distributions totaled 14.8 billion pesos after stripping out dividends received from TKA and KPN. After the sale of part of our interest in TKA and the purchase of interests in Olo, Blue and Tracfone we had a net inflow of 1.9 billion pesos.

At the end of the year, our net debt stood at 630 billion pesos, up from 582 billion a year before. The debt increase in Mexican peso terms reflects the devaluation of said currency by 17.0% vis-à-vis the dollar and 14.3% relative to the euro.

We underwent an important deleveraging process throughout the year. Our outstanding debt came down by the equivalent of 6.1 billion dollars. After deducting our position in cash, short-term financial investments and marketable securities, our net debt stood at 30.4 billion dollars.

Relevant Events

The partial dividend payment effected in November included 3.8 billion pesos in cash and 397.9 million AMX Series L shares. Our shareholders chose to receive half of the dividend payment in shares.

On November 28th, we announced that our Mexican subsidiary Telcel entered into an agreement to acquire around 60 MHz of spectrum in the 2.5 GHz band from Grupo MVS. The transaction is subject to approval from the Instituto Federal de Telecomunicaciones.

On December 7th our subsidiary Telekom Austria issued 500 million euros to refinance debt that matured in January 2017. The notes pay a coupon of 1.5% and mature in 2026. This was TKA’s first issue of senior notes since 2011.

América Móvil’s Subsidiaries as of December 2016
Country	Brand	Business	Equity
			Participation
Mexico	Telcel	wireless	100.0%
	Telmex	wireline	98.7%
	Sección Amarilla (1)	other	98.4%
	Telvista	other	89.4%
Argentina	Claro	wireless	100.0%
	Telmex	wireline	99.7%
Brazil	Claro	wireless/wireline	97.7%
Chile	Claro	wireless	100.0%
	Telmex(1)	wireline	100.0%
Colombia	Claro	wireless	99.4%
	Telmex	wireline	99.3%
Costa Rica	Claro	wireless	100.0%
Dominicana	Claro	wireless/wireline	100.0%
Ecuador	Claro (2)	wireless/wireline	100.0%
El Salvador	Claro	wireless/wireline	95.8%
Guatemala	Claro	wireless/wireline	99.3%
Honduras	Claro	wireless/wireline	100.0%
Nicaragua	Claro	wireless/wireline	99.6%
Panama	Claro	wireless/wireline	100.0%
Paraguay	Claro	wireless/wireline	100.0%
Peru	Claro	wireless/wireline	100.0%
Puerto Rico	Claro	wireless/wireline	100.0%
Uruguay	Claro	wireless/wireline	100.0%
USA	Tracfone	wireless	100.0%
Netherlands	KPN	wireless/wireline	21.1%
Austria	Telekom Austria	wireless/wireline	51.0%
(1) Equity Participation of Telmex Internacional of which América Móvil owns 97.86%.
(2) In November, 2016 we merged our Ecuadorian wireline operations into our wireless one.

América Móvil Fundamentals (IFRS)
	4Q16	4Q15
Earnings per Share (Mex$) (1)	-0.09	0.24
Earning per ADR (US$) (2)	-0.09	0.28
EBITDA per Share (Mex$) (3)	1.00	0.97
EBITDA per ADR (US$)	1.01	1.15
Net Income (millions of Mex$)	-5,972	15,663
Average Shares Outstanding (billion)	65.66	66.10
(1) Net Income / Average Shares Outstanding
(2) 20 shares per ADR
(3) EBITDA / Average Shares Outstanding

Access Lines

At the end of 2016, we had a total of 363 million access lines, 0.8% less than in 2015. Wireless subscribers account for 77% of the total.

Wireless Subscribers

In the fourth quarter we disconnected 3.3 million subscribers, closing the year with 281 million. We disconnected prepaid subscribers that were not generating traffic in Brazil, Panama, Costa Rica, Croatia and Macedonia after the implementations of stricter churn policies.

In the postpaid segment, however, we registered net additions of 1.3 million clients in the quarter. Brazil was the leader adding one million subs, followed by Mexico with 229 thousand and Colombia with 148 thousand. During 2016 the postpaid subscriber base increased 10% year-on-year in Brazil, 8.6% in Colombia and 7.0% in Mexico.

Wireless Subscribers as of December 2016
	Total(1) (Thousands)
Country	Dec’16	Sep’16	Var.%	Dec’15	Var.%
Argentina, Paraguay and Uruguay	23,749	23,204	2.3%	22,820	4.1%
Austria & CEE	20,708	20,732	-0.1%	20,711	0.0%
Brazil	60,171	63,519	-5.3%	65,978	-8.8%
Central America	15,085	15,880	-5.0%	15,317	-1.5%
Caribbean	5,453	5,426	0.5%	5,261	3.6%
Chile	6,628	6,500	2.0%	6,366	4.1%
Colombia	28,954	28,489	1.6%	28,973	-0.1%
Ecuador	8,727	8,915	-2.1%	8,659	0.8%
Mexico	72,953	72,740	0.3%	73,697	-1.0%
Peru	12,075	12,029	0.4%	12,084	-0.1%
USA	26,070	26,486	-1.6%	25,668	1.6%
Total Wireless Lines	280,572	283,920	-1.2%	285,534	-1.7%
(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

Fixed Revenue Generating Units

After adding 608 thousand fixed units in the fourth quarter, we ended the year with a total of 82.9 million fixed RGUs. Broadband was the main growth driver with 504 thousand new accesses.

Altogether, our operations in Central America exhibited an 8.9% increase in their wire-line base followed closely by Colombia, with 8.7%. Peru, the Argentinean block and the Caribbean increased their fixed-line accesses by 6.8%, 6.1% and 6.0%, respectively.

Brazil accounts for 44% of our fixed RGUs and Mexico for 27%.

Fixed-Line and Other Accesses (RGUs) as of December 2016
	Total(1) (Thousands)
Country	Dic’16	Sep’16	Var.%	Dic’15	Var.%
Argentina, Paraguay and Uruguay	618	603	2.5%	583	6.1%
Austria & CEE	5,900	5,607	5.2%	5,642	4.6%
Brazil	36,717	36,983	-0.7%	36,627	0.2%
Central America	5,392	5,273	2.2%	4,950	8.9%
Caribbean	2,663	2,633	1.2%	2,511	6.0%
Chile	1,324	1,304	1.5%	1,236	7.1%
Colombia	6,304	6,187	1.9%	5,801	8.7%
Ecuador	352	353	-0.3%	352	0.0%
Mexico	22,178	21,884	1.3%	21,735	2.0%
Peru	1,468	1,480	-0.8%	1,375	6.8%
Total RGUs	82,915	82,307	0.7%	80,812	2.6%
(1) Fixed Line, Broadband and Television (Cable & DTH).

América Móvil Consolidated Results

During the fourth quarter economic activity remained soft in Brazil and relatively strong in Mexico, Colombia and Peru, with retail sales performing well aided by the recovery of commodity prices, including oil.  The news was dominated by the U.S. election; it was to have a major impact on the Mexican peso and a much more limited one on the other regional currencies.

Our fourth quarter revenues rose 16.9% in peso terms from the year earlier quarter, reaching 269 billion pesos. With this, revenues for the year ended up just shy of one trillion pesos, a 9.1% increase from the year before. The relatively high revenue increases seen in Mexican peso terms are to a large extent the consequence of the Mexican peso having depreciated vis-à-vis the currencies of all other operations.

At constant exchange rates service revenues rose 0.7% annually in the fourth quarter, their best showing in 2016, led by mobile data revenues that shot up 11.7%. Fixed data revenues climbed 5.3% and PayTV revenues 4.2%. Mobile voice revenues remained relatively stable—declining slightly less in annual terms than they had throughout 2016 —whereas the ongoing reduction in fixed voice revenues accelerated on account of lower interconnection rates and long distance revenues, mainly in Brazil.

Several operations, including Mexico, Colombia, the U.S., Puerto Rico and Peru, posted their best numbers for service revenue growth in at least four quarters. In Central America they continued to expand although at a lower rate. Mexico contributed 24.1% of our service revenues followed by Brazil with 21.6%, the U.S. with 15.8% and Telekom Austria Group with 9.4%.

Altogether, revenue growth was well supported by our strong performance in the postpaid segment and with broadband and PayTV clients.

Fourth quarter EBITDA came in at 65.7 billion pesos, a 2.9% increase from the year-earlier quarter, bringing the total for the year to 256 billion pesos. The year-on-year comparison is affected by the 17.7% decline posted by TAG. Adjusted for one-off items in the fourth quarter of 2015 and 2016, the underlying EBITDA in TAG actually rose 1.7%. At constant exchange rates EBITDA was down 8.1%; that from our operations in the Americas declined 6.5%, the lowest rate of decline in five quarters.

Mobile data accounted for the largest revenue share among the different business lines, with 32.8%, followed by mobile voice with 29.7%. Since the second quarter of 2016 mobile data has been our top revenue generator. The average consumption of megabytes per user jumped 81% in annual terms. We have been preparing our networks to enable this transformation and offer high quality services with the fastest speeds using the latest technologies. Mobile data services have become our main competitive advantage.

América Móvil’s Income Statement (IFRS) Millions of Mexican pesos
	4Q16	4Q15	Var.%	Jan-Dec 16	Jan-Dec 15	Var.%
Service Revenues	223,513	194,211	15.1%	831,885	777,799	7.0%
Equipment Revenues	45,821	36,221	26.5%	143,527	115,939	23.8%
Total Revenues	269,335	230,432	16.9%	975,412	893,738	9.1%
Cost of Service	86,042	69,339	24.1%	314,580	274,772	14.5%
Cost of Equipment	53,158	43,149	23.2%	172,495	145,492	18.6%
Selling, General & Administrative Expenses	62,499	51,341	21.7%	225,866	198,049	14.0%
Others	1,960	2,794	-29.9%	6,350	8,297	-23.5%
Total Costs and Expenses	203,659	166,622	22.2%	719,291	626,610	14.8%
EBITDA	65,676	63,810	2.9%	256,122	267,128	-4.1%
% of Total Revenues	24.4%	27.7%		26.3%	29.9%
Depreciation & Amortization	39,923	31,589	26.4%	146,511	125,715	16.5%
EBIT	25,752	32,222	-20.1%	109,610	141,413	-22.5%
% of Total Revenues	9.6%	14.0%		11.2%	15.8%
Net Interest Expense	7,466	7,441	0.3%	29,669	26,344	12.6%
Other Financial Expenses	4,339	-790	n.m.	16,226	-21,496	175.5%
Foreign Exchange Loss	16,407	3,125	n.m.	40,427	78,998	-48.8%
Comprehensive Financing Cost (Income)	28,212	9,777	188.6%	86,323	83,846	3.0%
Income & Deferred Taxes	2,654	6,293	-57.8%	11,399	19,180	-40.6%

Net Income before Minority
Interest and Equity Participation in Results	-5,114	16,152	-131.7%	11,889	38,387	-69.0%
of Affiliates

Equity Participation in Results of Affiliates	55	-16	n.m.	190	-1,427	113.3%
Minority Interest	-914	-472	-93.5%	-3,429	-1,906	-79.9%
Net Income	-5,972	15,663	-138.1%	8,649	35,055	-75.3%
n.m. Not meaningful
4Q15 figures reflect reclassifications in Telekom Austria Group in accordance to AMX’s accounting policies.

We obtained an operating profit of 25.8 billion pesos in the quarter and 109.6 billion in the year, down 20.1% and 22.5% respectively from the year before. Our comprehensive financing costs totaled 28.2 billion pesos in the quarter and 86.3 billion pesos throughout 2016, 3.0% higher than the year before.

After taxes, we had a net loss of 6.0 billion pesos in the fourth quarter, resulting in an 8.6 billion pesos net profit for the year as a whole.

Our capital expenditures totaled 154 billion pesos and our net shareholder distributions (after deducting dividends received from KPN and TKA) 14.8 billion pesos.  After the sale of part of our interest in TKA and the purchase of interests in Olo, Blue and Tracfone we had a net inflow of 1.9 billion pesos.

Balance Sheet (in accordance with IFRS) - América Móvil Consolidated Millions of Mexican Pesos
	Dec '16	Dec '15	Var.%		Dec '16	Dec '15	Var.%
Current Assets				Current Liabilities
Cash, Marketable Securities & Other Short Term Ivestments	78,076	101,508	-23.1%	Short Term Debt*	82,607	119,590	-30.9%
Accounts Receivable	207,859	196,123	6.0%	Accounts Payable	322,736	249,632	29.3%
Other Current Assets	20,279	18,124	11.9%	Other Current Liabilities	67,863	56,313	20.5%
Inventories	36,871	35,577	3.6%		473,207	425,535	11.2%
	343,085	351,332	-2.3%

Non Current Assets				Non Current Liabilities
Plant & Equipment	701,190	573,529	22.3%	Long Term Debt	625,194	563,627	10.9%
Investments in Affiliates	3,603	3,111	15.8%	Other Liabilities	146,473	146,470	0.0%
					771,667	710,097	8.7%
Deferred Assets
Goodwill (Net)	152,633	137,114	11.3%
Intangible Assets	128,598	101,750	26.4%	Shareholder's Equity	271,024	160,854	68.5%
Deferred Assets	186,789	129,652	44.1%

				Total Liabilities
Total Assets	1,515,898	1,296,487	16.9%		1,515,898	1,296,487	16.9%
				and Equity

*Includes current portion of Long Term Debt.

Our net debt ended the year at 630 billion pesos as compared to 582 billion at the end of 2015. The increase in our net debt in terms of Mexican pesos results essentially from valuation effects as the peso depreciated vis-à-vis the U.S. dollar,17.0%, and the euro, 14.2%.

It is important to note that the above depreciation of the Mexican peso compares to an appreciation of substantially all our other currencies vs. both the U.S. dollar and the euro in 2016, with the Brazilian real gaining 21.7% vs. the dollar and 25.4% vs. the euro; the Colombian peso gaining 5.7% and 9.1% respectively; the Peruvian sol 1.8% and 5.0% and the Chilean peso 5.7% and 9.1%. Altogether, our non-peso service revenues appreciated 8.1% vs. the dollar and 11.6% vs. the euro in 2016. This would not include the appreciation in real terms (after inflation) of the Argentinean peso.

We underwent an important deleveraging process throughout the year. Our outstanding debt came down by the equivalent of 6.1 billion dollars (if we were to exclude the 500 million euros raised by Telekom Austria in December to cover a bond amortization due in January 2017). After deducting our position in cash, short-term financial investments and marketable securities, our net debt declined by the equivalent of 3.4 billion dollars in the period, to 30.4 billion dollars. Taking into account the equity credit in our hybrid bonds and our net derivatives position, our net debt to EBITDA (LTM) ratio stood at 2.1 times, a slight improvement from the prior quarter.

Our outstanding financial debt saw a major reduction of our dollar debt, from 15.0 to 10.7 billion dollars, and a slight increase of our euro debt, from 13.1 to 13.4 billion euros (excluding the debt raised in December by TKA to amortize bonds in January). Our Mexican peso debt increased by 4.4 billion pesos.

Financial Debt of América Móvil Millions
	Dec-16	Dec -15
Peso - denominated debt (MxP)	87,527	83,158
Bonds and other securities	72,416	80,525
Banks and others	15,111	2,633
U.S. Dollar - denominated debt (USD)	10,656	14,965
Bonds and other securities	9,936	12,670
Banks and others	720	2,295
Euro Denominated Debt[1] (Euros)	13,367	13,081
Bonds and other securities	13,345	12,690
Banks and others	23	392
Debt denominated in other currencies (U.S dollars equivalent)	4,680	5,516
Bonds and other securities	4,506	5,343
Banks and others	173	174
Total Debt* (U.S dollars equivalent)	33,616	39,707
Cash, Marketable Securities and Short Term Financial[1]
Investments (U.S dollars equivalent)	3,240	5,899
Net Debt** (U.S dollars equivalent)	30,375	33,808
*Includes the full face value of our hybrid bonds.
**Does not include the net value of our derivatives position.
(1) Does not include 500M euro issued by TKA in December to cover a bond amortization in January 2017.

Mexico

After net additions of 213 thousand in the quarter—all postpaid—we closed December with almost 73 million wireless subscribers. Our postpaid subscriber base was up 7.0% year-on-year, topping 12 million clients. On the fixed-line segment we saw RGUs rising 2.0% to 22.2 million buoyed by broadband accesses that increased 4.9%.

Fourth quarter revenues of 72.7 billion pesos rose for the first time since the third quarter of 2015, posting a 0.3% increase. Service revenues declined 7.5%, their best performance in the year, having declined 10.7% in the second quarter and 10.2% in the third.

Fixed-line revenues rose 2.7% year-on-year excluding one-off increases, whereas the previous quarter they had risen 0.7%. Mobile revenues were flat, as compared to a 3.5% decline in the third quarter and a 6.7% reduction in the second one. Importantly, prepaid service revenues continued to improve: they fell 30% year-on-year in the second quarter and 27% in the third one, and in the fourth quarter they posted a 20% decline. Postpaid service revenues have remained resilient, partly supported by continued strong growth in our postpaid base.

In the prepaid segment, we saw demand building up very rapidly after the introduction of the “Sin Limites” plans at the end of 2015. The average prepaid subscriber of these new plans uses five times more data than under the old pricing scheme and four times more minutes. Altogether, the average consumption of prepaid clients doubled in terms of voice and jumped 3.5 times in terms of data over the prior year.

Average voice prices fell 58% relative to 2015 to nine peso cents, which is equivalent to less than half a dollar cent. Mexico ranks amongst the cheapest countries in the world.

Fourth quarter EBITDA came in at 20.3 billion pesos, bringing the total for the year to 85.7 billion pesos. They were down 23.6% and 22.1% respectively from the year before.

INCOME STATEMENT (IFRS) - Mexico Millions of MxP
	4Q16	4Q15	Var.%	Jan - Dec 16	Jan - Dec 15	Var.%
Total Revenues	72,722	72,520	0.3%	269,136	275,279	-2.2%
Total Service Revenues	50,256	54,316	-7.5%	200,568	220,506	-9.0%
Wireless Revenues	49,364	49,366	0.0%	175,794	181,830	-3.3%
Service Revenues	28,824	32,814	-12.2%	114,096	133,240	-14.4%
Equipment Revenues	20,370	16,363	24.5%	60,449	48,083	25.7%
Fixed Line and Other Revenues	25,527	24,849	2.7%	101,012	99,877	1.1%
EBITDA	20,347	26,632	-23.6%	85,727	110,041	-22.1%
% total revenues	28.0%	36.7%		31.9%	40.0%
EBIT	13,121	20,479	-35.9%	58,500	84,519	-30.8%
%	18.0%	28.2%		21.7%	30.7%
*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Mexico Operating Data (IFRS)
	4Q16	4Q15	Var.%
Wireless Subscribers (thousands)	72,953	73,697	-1.0%
Postpaid	12,015	11,228	7.0%
Prepaid	60,938	62,469	-2.5%
MOU	466	275	69.3%
ARPU (MxP)	132	149	-11.5%
Churn (%)	4.9%	4.5%	0.5
Revenue Generating Units (RGUs) *	22,178	21,735	2.0%
Fixed Lines	12,949	12,936	0.1%
Broadband	9,229	8,799	4.9%
* Fixed Line and Broadband

Argentina, Paraguay and Uruguay

Our subscriber base in the Argentinean block finished December with 23.7 million wireless subscribers after net additions of 545 thousand. On the fixed-line platform we had 618 thousand fixed RGUs, 6.1% more than a year before.

Revenues reached 11.1 billion Argentinean pesos, up 27.5% year-on-year, with service revenues expanding 30.2% The main driver is wireless data revenues: they increased 54.4% and already account for nearly two thirds of wireless service revenues. Wireless voice revenues remained practically unchanged.

Fixed line service revenues increased 56.1%, but only represent 9.1% of the total.

EBITDA of 3.5 billion Argentinean pesos was 10.9% above last year’s with an EBITDA margin equivalent to 31.7% of revenues.

In Argentina and Paraguay we maintained a positive balance from mobile number portability, mostly in the postpaid segment.

INCOME STATEMENT (IFRS) - Argentina, Paraguay & Uruguay Millions of ARP
	4Q16	4Q15	Var.%	Jan - Dec 16	Jan - Dec 15	Var.%
Total Revenues	11,091	8,698	27.5%	39,869	29,401	35.6%
Total Service Revenues	8,445	6,485	30.2%	30,741	22,761	35.1%
Wireless Revenues	10,439	8,261	26.4%	37,446	27,778	34.8%
Service Revenues	7,770	6,069	28.0%	28,282	21,198	33.4%
Equipment Revenues	2,647	2,184	21.2%	9,128	6,569	39.0%
Fixed Line and Other Revenues	739	477	54.8%	2,710	1,772	53.0%
EBITDA	3,514	3,168	10.9%	13,343	10,334	29.1%
% total revenues	31.7%	36.4%		33.5%	35.2%
EBIT	2,660	2,546	4.5%	10,281	8,264	24.4%
%	24.0%	29.3%		25.8%	28.1%
*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Argentina, Paraguay & Uruguay Operating Data (IFRS)
	4Q16	4Q15	Var.%
Wireless Subscribers (thousands)	23,749	22,820	4.1%
Postpaid	2,454	2,608	-5.9%
Prepaid	21,295	20,212	5.4%
MOU	97	108	-10.2%
ARPU (ARP)	111	91	21.9%
Churn (%)	2.0%	1.8%	0.2
Revenue Generating Units (RGUs) *	618	583	6.1%

* Fixed Line, Broadband and PayTV.

Brazil

Our wireless subscriber base ended 2016 with 60.2 million clients following a cleanup that resulted in the disconnection of 4.4 million prepaid subs in the fourth quarter. On the postpaid segment, the contract base was up 10.0% year-on-year with net additions that topped one million; this is twice as many as those added in the fourth quarter of the precedent year. On the fixed line front, RGUs were 36.7 million.

In the fourth quarter our revenues totaled 8.9 billion reais, 3.6% less than in the year-earlier quarter. Service revenues declined 2.2% and equipment revenues dropped 41.9%. On the mobile platform we saw voice revenues falling 14.1% annually, partly due to a reduction of nearly 30% of interconnection revenues. Mobile data revenues continue to show signs of recovery. On the fixed line segment we saw data revenues rising 10.1%, while voice revenues fell 11.2%. Fixed line service revenues represent 68% of the total.

EBITDA of 2.4 billion reais was 2.4% lower than a year before. It was equivalent to 27.2% of revenues, slightly more than a year before.

INCOME STATEMENT (IFRS) - Brazil Millions of BrL
	4Q16	4Q15	Var.%	Jan - Dec 16	Jan - Dec 15	Var.%
Total Revenues	8,870	9,205	-3.6%	35,982	36,377	-1.1%
Total Service Revenues	8,680	8,877	-2.2%	34,959	35,129	-0.5%
Wireless Revenues	2,842	3,224	-11.9%	11,704	12,914	-9.4%
Service Revenues	2,652	2,899	-8.5%	10,689	11,691	-8.6%
Equipment Revenues	190	327	-41.7%	1,019	1,222	-16.7%
Fixed Line and Other Revenues	6,029	5,980	0.8%	24,278	23,463	3.5%
EBITDA	2,410	2,469	-2.4%	9,554	9,751	-2.0%
% total revenues	27.2%	26.8%		26.6%	26.8%
EBIT	255	435	-41.3%	820	1,786	-54.1%
%	2.9%	4.7%		2.3%	4.9%
*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.
4Q15 figures reflect reclassifications of long distance revenues between fixed and wireless.

Brazil Operating Data (IFRS)
	4Q16	4Q15	Var.%
Wireless Subscribers (thousands)	60,171	65,978	-8.8%
Postpaid	18,310	16,651	10.0%
Prepaid	41,861	49,328	-15.1%
MOU	87	100	-13.2%
ARPU (BrL)	14	14	1.5%
Churn (%)	5.5%	5.1%	0.5
Revenue Generating Units (RGUs) *	36,717	36,627	0.2%
* Fixed Line, Broadband and Television

Chile

Our wireless subscriber base ended December with 6.6 million clients after net additions of 128 thousand, nearly 60% of which were postpaid subscribers. Our postpaid subscriber base increased 13.5% over the year. Additionally, we had a total of 1.3 million fixed-RGUs, 7.1% more than a year before on the back of broadband accesses that expanded 17.4%.

Revenues reached 212.7 billion Chilean pesos in the quarter; they were 7.1% greater year-on-year, with service revenues posting an annual increase of 5.4%. Sequentially, this was the fourth period in a row with improvements. Wireless service revenues rose 4.3% with mobile data revenues rising 13.7%. On the fixed line platform service revenues grew 6.8% with voice revenues up 9.0% and data revenues rising 8.5%.

EBITDA came in at 25.3 billion Chilean pesos, exceeding by 80.5% last-year’s figure partly as a result of cost control policies implemented earlier in 2016. The EBITDA margin was equivalent to 11.9% of revenues, having climbed 4.8 percentage points in the year.

INCOME STATEMENT (IFRS) - Chile Millions of ChPL
	4Q16	4Q15	Var.%	Jan - Dec 16	Jan - Dec 15	Var.%
Total Revenues	212,672	198,543	7.1%	766,932	754,385	1.7%
Total Service Revenues	177,336	168,205	5.4%	683,553	651,243	5.0%
Wireless Revenues	144,768	135,333	7.0%	507,382	506,100	0.3%
Service Revenues	109,537	104,993	4.3%	423,633	403,198	5.1%
Equipment Revenues	35,337	30,338	16.5%	83,380	103,142	-19.2%
Fixed Line and Other Revenues	73,906	68,736	7.5%	282,284	269,282	4.8%
EBITDA	25,319	14,029	80.5%	72,743	46,333	57.0%
% total revenues	11.9%	7.1%		9.5%	6.1%
EBIT	-28,254	-38,738	27.1%	-139,353	-161,133	13.5%
%	-13.3%	-19.5%		-18.2%	-21.4%
*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Chile Operating Data (IFRS)
	4Q16	4Q15	Var.%
Wireless Subscribers (thousands)	6,628	6,366	4.1%
Postpaid	1,612	1,420	13.5%
Prepaid	5,016	4,946	1.4%
MOU	155	145	6.5%
ARPU (ChP)	5,685	5,691	-0.1%
Churn (%)	6.0%	5.6%	0.4
Revenue Generating Units (RGUs) *	1,324	1,236	7.1%
* Fixed Line, Broadband and Television

Colombia

Our wireless subscriber base was just shy of 29 million clients by year-end after adding 465 thousand subs in the quarter of which 148 thousand were postpaid. This was our best performance in four years in terms of postpaid net additions. Our postpaid base increased 8.6% from the year before to 6.4 million subscribers.

On the fixed platform we had 6.3 million RGUs, 8.7% more than a year before, with landlines and broadband accesses growing 12.1% and 11.3%, respectively, and PayTV units rising 4.0% over the year.

The quarter’s revenues of 2.8 trillion Colombian pesos were 1.0% lower than in the prior year. Service revenues declined 1.2%, making this the fourth quarter in a row in which we see a sequential improvement in their rate of decline.

Mobile data showed solid expansion of 20.5% annually but has not yet compensated for the decline of voice revenues. On the other hand, fixed line service revenues—that represent 35% of the total—were up 12.9%.

EBITDA came in at 1.1 trillion Colombian pesos rising 8.8% relative to the same quarter of 2015. The EBITDA margin stood at 38.8% of revenues, 3.5 percentage points higher than a year before.

INCOME STATEMENT (IFRS) - Colombia Billions of COP
	4Q16	4Q15	Var.%	Jan - Dec 16	Jan - Dec 15	Var.%
Total Revenues	2,844	2,872	-1.0%	10,978	11,334	-3.1%
Total Service Revenues	2,220	2,247	-1.2%	8,771	9,098	-3.6%
Wireless Revenues	2,116	2,189	-3.4%	8,095	8,714	-7.1%
Service Revenues	1,488	1,556	-4.4%	5,847	6,435	-9.1%
Equipment Revenues	615	618	-0.5%	2,177	2,224	-2.1%
Fixed Line and Other Revenues	790	700	12.8%	3,023	2,684	12.6%
EBITDA	1,102	1,013	8.8%	4,069	4,288	-5.1%
% total revenues	38.8%	35.3%		37.1%	37.8%
EBIT	601	593	1.3%	2,248	2,698	-16.7%
%	21.1%	20.6%		20.5%	23.8%

* Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Colombia Operating Data (IFRS)
	4Q16	4Q15	Var.%
Wireless Subscribers* (thousands)	28,954	28,973	-0.1%
Postpaid	6,372	5,869	8.6%
Prepaid	22,582	23,104	-2.3%
MOU	209	208	0.6%
ARPU (COP)	17,205	17,898	-3.9%
Churn (%)	4.6%	4.4%	0.3
Revenue Generating Units (RGUs)**	6,304	5,801	8.7%
*Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).** Fixed Line, Broadband and Television
** Fixed Line, Broadband and Television

Ecuador

After net disconnections of 189 thousand wireless clients in the quarter, we ended the year with 8.7 million wireless subs and 352 thousand fixed RGUs.

Revenues reached 353 million dollars, which is 10.1% below the same quarter of last year, with equipment revenues rising 15.4% and service revenues falling 14.1%. This is linked to a 75% reduction in the mobile termination rate effective in November; to certain changes in taxes paid out on service revenues and levied on handsets and important reductions in prices driven by the competitive environment.

Better pricing and improvements in our 4GLTE networks have resulted in important increases in the volume of data supplied. The average subscriber consumes 70% more data than in the last quarter of 2015.

The quarter’s EBITDA was 145 million dollars, equivalent to 41.0% of revenues. The increase in EBITDA, 20.4%, reflects some extraordinary charges in the last quarter of 2015 (approximately 27 million dollars).

INCOME STATEMENT (IFRS) - Ecuador Millions of Dollars
	4Q16	4Q15	Var.%	Jan - Dec 16	Jan - Dec 15	Var.%
Total Revenues	353	392	-10.1%	1,438	1,604	-10.4%
Total Service Revenues	291	339	-14.1%	1,225	1,403	-12.7%
Wireless Revenues	336	376	-10.8%	1,366	1,541	-11.4%
Service Revenues	275	324	-14.9%	1,157	1,343	-13.8%
Equipment Revenues	60	53	14.3%	209	199	5.3%
Fixed Line and Other Revenues	17	16	8.0%	72	63	13.8%
EBITDA	145	120	20.4%	603	584	3.3%
% total revenues	41.0%	30.6%		41.9%	36.4%
EBIT	93	68	35.8%	395	379	4.3%
%	26.3%	17.4%		27.5%	23.6%
*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.
We merged the fixed and mobile companies in 4Q16, 4Q15 figure were adjusted for comparison purposes.

Ecuador Operating Data (IFRS)
	4Q16	4Q15	Var.%
Wireless Subscribers (thousands)	8,727	8,659	0.8%
Postpaid	2,439	2,550	-4.4%
Prepaid	6,288	6,109	2.9%
MOU	240	205	17.4%
ARPU (US$)	10	12	-15.9%
Churn (%)	4.5%	6.2%	(1.8)
Revenue Generating Units (RGUs) *	352	352	0.0%
* Fixed Line, Broadband and Television

Peru

We ended the year with 12.1 million wireless subscribers after adding 45 thousand clients in the quarter. Our postpaid subscriber base increased 2.0% over the year. On the fixed-line side, we had 1.5 million fixed RGUs, up 6.8% year-on-year, with broadband accesses expanding 22.6%.

Revenues of 1.4 billion soles were 5.8% greater than a year before. Service revenues increased 2.9%, our best performance in five quarters. Wireless voice revenues were down 10.5% relative to last year’s following a 20% reduction in the average price for voice. Wireless data revenues increased 24.7%, as we have more spectrum at our disposal. (We acquired spectrum in a public auction in 2Q16 that we have been using since the third quarter).

On the fixed line segment we saw a solid expansion of 5.5% anually, on the back of data—up 10.4%—and PayTV, 5.3%.

Fourth quarter EBITDA of 214 million soles declined 30.9% year-on-year —similar to the figure posted on the third quarter— in spite of aggressive marketing and promotions around the holidays season.

In December we completed the acquisition of Olo, an entity in Peru that owns spectrum nationwide.

We are moving rapidly with the deployment of 4G-LTE.  With our “new” network—fast, reliable and with a great capillarity—we have been able to increase by more than two times the average megabytes of use and we have been driving smartphone penetration in Peru.

INCOME STATEMENT (IFRS) - Peru Millions of Soles
	4Q16	4Q15	Var.%	Jan - Dec 16	Jan - Dec 15	Var.%
Total Revenues	1,379	1,304	5.8%	5,244	5,296	-1.0%
Total Service Revenues	1,175	1,142	2.9%	4,551	4,620	-1.5%
Wireless Revenues	1,162	1,099	5.8%	4,387	4,507	-2.6%
Service Revenues	943	918	2.7%	3,650	3,795	-3.8%
Equipment Revenues	203	161	26.5%	684	667	2.4%
Fixed Line and Other Revenues	217	206	5.5%	857	789	8.5%
EBITDA	214	310	-30.9%	925	1,391	-33.5%
% total revenues	15.5%	23.8%		17.6%	26.3%
EBIT	28	149	-81.4%	222	765	-70.9%
%	2.0%	11.4%		4.2%	14.4%
*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Peru Operating Data (IFRS)
	4Q16	4Q15	Var.%
Wireless Subscribers (thousands)	12,075	12,084	-0.1%
Postpaid	4,099	4,018	2.0%
Prepaid	7,976	8,066	-1.1%
MOU	196	173	13.0%
ARPU (Sol)	26	25	4.7%
Churn (%)	5.8%	5.0%	0.8
Revenue Generating Units (RGUs) *	1,468	1,375	6.8%
* Fixed Line, Broadband and Television

Central America

Altogether, we ended 2016 with a total of 15.1 million wireless subscribers at the end of 2016 after disconnecting 808 thousand prepaid subs in Panama that were not generating traffic. Fixed RGUs increased 8.9% year-on-year to 5.4 million in December; the growth stems mostly from broadband connections that were up 19.1% in the period.

We obtained revenues of 578 million dollars, a 1.5% increase over the year. Growth was buoyed by data—expanding 13.2% on the mobile platform and 10.2% on the fixed—and PayTV revenues, which increased 7.3%. Voice revenues fell 11.7% on fixed and 4.2% on mobile, partly reflecting reduction in mobile termination rates in El Salvador.

Fourth quarter EBITDA of 196 million dollars was 4.3% higher than a year before. The EBITDA margin was equivalent to 33.8% of revenues, slightly better than a year before.

INCOME STATEMENT (IFRS) - Central America Millions of Dollars
	4Q16	4Q15	Var.%	Jan - Dec 16	Jan - Dec 15	Var.%
Total Revenues	578	569	1.5%	2,260	2,175	3.9%
Total Service Revenues	533	524	1.7%	2,103	2,033	3.4%
Wireless Revenues	397	386	2.8%	1,538	1,456	5.6%
Service Revenues	350	339	3.1%	1,375	1,310	5.0%
Equipment Revenues	44	44	-0.7%	155	140	10.4%
Fixed Line and Other Revenues	184	186	-0.9%	736	730	0.9%
EBITDA	196	187	4.3%	777	728	6.8%
% total revenues	33.8%	32.9%		34.4%	33.4%
EBIT	52	30	72.4%	216	116	85.4%
%	9.0%	5.3%		9.6%	5.4%
*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Central America Operating Data (IFRS)
	4Q16	4Q15	Var.%
Wireless Subscribers (thousands)	15,085	15,317	-1.5%
Postpaid	2,250	2,217	1.5%
Prepaid	12,835	13,101	-2.0%
MOU	162	180	-9.9%
ARPU (US$)	8	8	-0.6%
Churn (%)	8.4%	6.5%	1.9
Revenue Generating Units (RGUs) *	5,392	4,950	8.9%
* Fixed Line, Broadband and Television

Caribbean

We added 27 thousand new wireless subscribers—all postpaid—in the fourth quarter to finish the year with 5.5 million clients. Fixed-RGUs reached 2.7 million units: they were up 6.0% year-on-year led by PayTV accesses that rose 14.2%.

Total revenues of 492 million dollars were 4.4% below last year’s figure. The decline in revenues resulted from a 21.5% drop in equipment revenues in Puerto Rico and from service revenues that declined 3.7%.

In Dominicana, revenue growth trends have been affected by the elimination of roaming charges within several countries and overall contraction of voice usage. Data—in the fixed and mobile platforms—and PayTV showed solid growth, yet failed to compensate for the reduction in voice. As a result, EBITDA was 3.6% lower than a year before.

In Puerto Rico, service revenues grew on the fixed platform, driven by corporate data services and PayTV, but declined in the wireless one. EBITDA was down 33.8% relative to last year’s; the annual comparison is negatively affected in 2015 by the revaluation of our pension liabilities and by extraordinary items in the fourth quarter. Adjusting for these, EBITDA would have been 10.9% lower than a year before.

Reported EBITDA, 158 million dollars for the Caribbean block, contracted 18.1% and the margin for the period stood at 32.2% of revenues.

INCOME STATEMENT (IFRS) - Caribbean Millions of Dollars
	4Q16	4Q15	Var.%	Jan - Dec 16	Jan - Dec 15	Var.%
Total Revenues	492	515	-4.4%	1,954	1,952	0.1%
Total Service Revenues	427	436	-2.2%	1,723	1,769	-2.6%
Wireless Revenues	276	298	-7.4%	1,096	1,097	-0.1%
Service Revenues	217	225	-3.7%	888	935	-5.0%
Equipment Revenues	60	74	-18.6%	211	165	28.1%
Fixed Line and Other Revenues	216	217	-0.3%	858	855	0.3%
EBITDA	158	193	-18.1%	613	665	-7.8%
% total revenues	32.2%	37.5%		31.4%	34.1%
EBIT	95	111	-14.5%	336	333	0.9%
%	19.4%	21.6%		17.2%	17.1%
*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues. 4Q15 figures have been adjusted to incorporate accounting changes in equipment revenues in Puerto Rico.

Caribbean Operating Data (IFRS)
	4Q16	4Q15	Var.%
Wireless Subscribers (thousands)	5,453	5,261	3.6%
Postpaid	1,792	1,679	6.7%
Prepaid	3,661	3,582	2.2%
MOU	274	284	-3.4%
ARPU (US$)	13	14	-2.9%
Churn (%)	4.0%	3.7%	0.1
Revenue Generating Units (RGUs) *	2,663	2,511	6.0%
* Fixed Line, Broadband and Television

United States

We disconnected 417 thousand subscribers from our more basic brands in the last quarter to finish the year with 26.1 million clients, 1.6% more than a year before.

Fourth quarter revenues, 2.1 billion dollars, were 20.4% greater than the prior year with equipment revenues rising 56.5% and service revenues growing 15.9%.

The quarter’s EBITDA of 239 million dollars trebled; it was equivalent to 11.3% of revenues. The annual comparison is affected by the acquisition of T-Mobile’s Walmart Family Plan in the third quarter of 2016. Adjusting for this, our revenues would have grown 10.7% annually and EBITA would have risen 2.7 times.

INCOME STATEMENT (IFRS) - United States Millions of Dollars
	4Q16	4Q15	Var.%	Jan - Dec 16	Jan - Dec 15	Var.%
Total Revenues	2,115	1,756	20.4%	7,533	6,985	7.9%
Service Revenues	1,808	1,560	15.9%	6,593	6,280	5.0%
Equipment Revenues	306	196	56.5%	939	703	33.6%
EBITDA	239	77	209.4%	627	593	5.6%
% total revenues	11.3%	4.4%		8.3%	8.5%
EBIT	219	65	238.1%	570	547	4.2%
%	10.3%	3.7%		7.6%	7.8%

United States Operating Data (IFRS)
	4Q16	4Q15	Var.%
Wireless Subscribers (thousands)	26,070	25,668	1.6%
MOU	545	496	9.7%
ARPU (US$)	23	20	13.5%
Churn (%)	4.7%	4.1%	0.5

Telekom Austria Group

The operations under the Telekom Austria Group ended the year with a total of 20.7 million wireless subscribers and 5.9 million fixed RGUs, 1.3% more than a year before.

On a proforma basis, total revenues declined 0.9% year-on-year to 1.1 billion euros. Adjusting for extraordinary items in 2015 and 2016, revenues would have risen 1.6%. Our operations, especially Austria, have been negatively affected by the elimination of roaming charges within the EU.

EBITDA declined 17.7% to 275.1 million euros and was equivalent to 25.1% of revenues. The EBITDA decline had basically to do with one-off increases in 2015 and a non-cash restructuring provision in the fourth quarter of 2016. Adjusting for these, the underlying EBITDA rose 1.7%.

INCOME STATEMENT (IFRS) - Telekom Austria Group - Proforma Millions of Euros
	4Q16	4Q15	Var.%	Jan - Dec 16	Jan - Dec 15	Var.%
Total Revenues	1,098	1,108	-0.9%	4,211	4,232	-0.5%
Total Service Revenues	957	968	-1.2%	3,761	3,838	-2.0%
Wireless Revenues	694	701	-1.0%	2,652	2,672	-0.7%
Service Revenues	536	540	-0.6%	2,146	2,200	-2.4%
Equipment Revenues	130	129	1.0%	420	365	15.1%
Fixed Line and Other Revenues	404	407	-0.7%	1,559	1,560	0.0%
EBITDA	275	334	-17.7%	1,354	1,391	-2.6%
% total revenues	25.1%	30.2%		32.2%	32.9%
EBIT	52	124	-57.9%	487	568	-14.4%
%	4.8%	11.2%		11.6%	13.4%
*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.
2015 figures reflect reclassifications in several revenues and cost lines. For further detail please visit www.telekomaustria.com/en/investor-relations

Telekom Austria Group Operating Data (IFRS) - Proforma (1)
	4Q16	4Q15	Var.%
Wireless Subscribers (thousands)	20,708	20,711	0.0%
Postpaid	15,041	14,787	1.7%
Prepaid	5,667	5,924	-4.3%
MOU	309	304	1.4%
ARPU (Euros)	9	9	-0.5%
Churn (%)	2.2%	2.1%	0.1
Revenue Generating Units (RGUs) *	5,900	5,824	1.3%
(1) 2015 figures adjusted for acquisitions in Bulgaria, Croacia and Macedonia. * Fixed Line, Broadband and Television.

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.
ARPM	Average Revenue per Minute. The ratio of service revenues to airtime traffic.
Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.
Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.
EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.
EBIT
margin	The ratio of EBIT to total operating revenue.
EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.
EBITDA
margin	The ratio of EBITDA to total operating revenue.
EPS
(Mexican
pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.
Earnings
per ADR
(US$)	Total earnings in U.S. dollars divided by total ADRs equivalent.
Equity
subscribers	Subscribers weighted by the economic interest held in each company.

Gross
additions	Total number of subscribers acquired during the period.
Licensed
pops	Licensed population. Population covered by the licenses that each of the companies manage.
LTE	Long-term evolution is a 4th generation standard for wireless communication of high-speed data for mobile phones and data terminals.
Market
share	A company’s subscriber base divided by the total number of subscribers in that country.
MOU	Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.
Net
subscriber
additions	The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.
Net debt	Total short and long term debt minus cash and marketable securities.
Net debt
/ EBITDA	The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.
Prepaid	Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.
Postpaid	Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.
SMS	Short Message Service.
SAC	Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.
Wireless
penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.

Exchange Rates Local Currency Units per USD
	4Q16	4Q15	Var.%	Jan - Dec 16	Jan - Dec 15	Var.%
Mexico
EoP	20.73	17.21	20.5%	20.73	17.21	20.5%
Average	19.79	16.75	18.2%	18.65	15.85	17.7%
Brazil
EoP	3.26	3.85	-15.4%	3.26	3.85	-15.4%
Average	3.30	3.84	-14.2%	3.49	3.33	4.7%
Argentina
EoP	15.89	13.04	21.9%	15.89	13.04	21.9%
Average	15.47	10.16	52.3%	14.77	9.26	59.5%
Chile
EoP	669	710	-5.7%	669	710	-5.7%
Average	665	698	-4.6%	676	654	3.4%
Colombia
EoP	3,001	3,149	-4.7%	3,001	3,149	-4.7%
Average	3,017	3,060	-1.4%	3,053	2,741	11.4%
Guatemala
EoP	7.52	7.63	-1.4%	7.52	7.63	-1.4%
Average	7.50	7.65	-1.9%	7.60	7.66	-0.7%
Honduras
EoP	23.67	22.52	5.1%	23.67	22.52	5.1%
Average	23.40	22.31	4.9%	22.99	22.10	4.1%
Nicaragua
EoP	29.32	27.93	5.0%	29.32	27.93	5.0%
Average	29.15	27.76	5.0%	28.62	27.26	5.0%
Costa Rica
EoP	561	545	3.0%	561	545	3.0%
Average	560	540	3.6%	551	541	1.9%
Peru
EoP	3.36	3.41	-1.6%	3.36	3.41	-1.6%
Average	3.40	3.32	2.2%	3.38	3.18	6.1%
Paraguay
EoP	5,767	5,807	-0.7%	5,767	5,807	-0.7%
Average	5,730	5,699	0.5%	5,671	5,203	9.0%
Uruguay
EoP	29.34	29.95	-2.0%	29.34	29.95	-2.0%
Average	28.58	29.54	-3.2%	30.16	27.32	10.4%
Dominican Republic
EoP	46.71	45.57	2.5%	46.71	45.57	2.5%
Average	46.58	45.46	2.5%	46.07	45.08	2.2%
Austria & CEE
EoP	0.95	0.92	3.2%	0.95	0.92	3.2%
Average	0.93	0.91	1.5%	0.90	0.90	0.3%

Exchange Rates Local Currency Units per MxP
	4Q16	4Q15	Var.%	Jan - Dec 16	Jan - Dec 15	Var.%
USA
EoP	0.05	0.06	-17.0%	0.05	0.06	-17.0%
Average	0.05	0.06	-15.4%	0.05	0.06	-15.0%
Brazil
EoP	0.16	0.22	-29.8%	0.16	0.22	-29.8%
Average	0.17	0.23	-27.4%	0.19	0.21	-11.0%
Argentina
EoP	0.77	0.76	1.1%	0.77	0.76	1.1%
Average	0.78	0.61	28.9%	0.79	0.58	35.5%
Chile
EoP	32.3	41.3	-21.8%	32.3	41.3	-21.8%
Average	33.6	41.7	-19.3%	36.3	41.3	-12.1%
Colombia
EoP	145	183	-20.9%	145	183	-20.9%
Average	152	183	-16.6%	164	173	-5.4%
Guatemala
EoP	0.36	0.44	-18.2%	0.36	0.44	-18.2%
Average	0.38	0.46	-17.0%	0.41	0.48	-15.6%
Honduras
EoP	1.14	1.31	-12.8%	1.14	1.31	-12.8%
Average	1.18	1.33	-11.3%	1.23	1.39	-11.6%
Nicaragua
EoP	1.41	1.62	-12.9%	1.41	1.62	-12.9%
Average	1.47	1.66	-11.1%	1.53	1.72	-10.8%
Costa Rica
EoP	27.07	31.67	-14.5%	27.07	31.67	-14.5%
Average	28.28	32.26	-12.3%	29.54	34.11	-13.4%
Peru
EoP	0.16	0.20	-18.3%	0.16	0.20	-18.3%
Average	0.17	0.20	-13.5%	0.18	0.20	-9.9%
Paraguay
EoP	278	337	-17.6%	278	337	-17.6%
Average	290	340	-14.9%	304	328	-7.4%
Uruguay
EoP	1.42	1.74	-18.7%	1.42	1.74	-18.7%
Average	1.44	1.76	-18.1%	1.62	1.72	-6.2%
Dominican Republic
EoP	2.25	2.65	-14.9%	2.25	2.65	-14.9%
Average	2.35	2.71	-13.3%	2.47	2.84	-13.1%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 3, 2017

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos José García Moreno Elizondo
Name: Title:	Carlos José García Moreno Elizondo Attorney-in-fact